Exhibit 99.2

15 April 2019

Motif Bio plc
(“Motif Bio” or the “Company”)

Motif Bio Reports Fiscal Year 2018 Results

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced financial results for the year ended December 31, 2018.

Dr. Graham Lumsden, Chief Executive Officer, said: “Motif Bio had an incredibly productive year in 2018, including submitting a New Drug Application to the U.S. FDA for iclaprim for the treatment of patients with acute bacterial skin and skin structure infections.  Unfortunately, in February 2019 we unexpectedly received a Complete Response Letter from FDA notifying Motif that the NDA for iclaprim could not be approved as submitted. The Agency has asked for additional data to assess the potential for liver toxicity and we have a confirmed FDA meeting date of May 3, 2019 to discuss the concerns noted in the Complete Response Letter. We expect to be joined at the meeting by two external experts and anticipate a collaborative discussion and hopefully an acceptable path forward. We believe that iclaprim can be a valuable option for patients and their providers who are in need of new antibiotic treatment options.”

Corporate and Development Highlights

•                  New Drug Application (NDA) submitted to and accepted for priority review by U.S. Food & Drug Administration (FDA) for iclaprim for treatment of patients with acute bacterial skin and skin structure infections (ABSSSI).

•                  Notice of Allowance from the United States Patent and Trademark Office for two patent applications.  The claims relate to the use of iclaprim to treat patients with bacterial infections, including but not limited to ABSSSI, hospital-acquired bacterial pneumonia and Staphylococcus aureus lung infections in patients with cystic fibrosis.  The two method of use patents, which have now issued, will expire in November 2037.

•                  Results from the Phase III REVIVE-2 trial and pooled efficacy and safety results from the REVIVE-1 and -2 Phase III trials in ABSSSI published in peer-reviewed medical journals.

•                  Data on iclaprim safety and efficacy and potential cost avoidance data presented at major medical conferences.

•                  Jonathan Gold appointed interim Chief Financial Officer in February 2018; Stephanie Noviello, MD, MPH joins as Vice President, Clinical Development in May 2018.

Full Year 2018 Financial Results Highlights

•                  Motif Bio reported a net loss of $14.0 million or $(.05) per share, basic and $(.07) per share, diluted for 2018, compared to $44.8 million, or $(0.19) per share, basic and diluted for 2017.

•                  Research and development expenses decreased to $11.0 million for 2018, compared to $29.5 million for 2017. This decrease was primarily attributable to a $22.1 million reduction in expense for the iclaprim Phase III clinical trial program, which was completed in 2017.  This decrease was partially offset by a $3.6 million increase in costs relating to regulatory and clinical operating activities, chemistry manufacturing and control requirements and other non-clinical development activities.

•                  General and administrative expenses were $7.6 million for 2018, compared to $8.5 million in 2017.  This decrease was primarily attributable to a $0.4 million reduction in stock-based compensation, which was higher in the 2017 period partially due to a previously disclosed out-of-period correction and a $1.3 million reduction in legal, investor relations and other professional fees.  This decrease was partially offset by a $0.7 million increase in employee cash compensation.

•                  Raised $12.7 million of net proceeds through the issuance of ordinary shares London’s AIM market.

•                  Cash and cash equivalents of approximately $12.3 million as of December 31, 2018.

•                  296.7 million ordinary shares outstanding as of December 31, 2018.

Post Period End Highlights

•                  Received Complete Response Letter (CRL) from FDA regarding NDA for iclaprim; Motif’s request to meet with the FDA to discuss the points raised in the CRL was granted and a meeting is scheduled for May 3, 2019.

•                  Bruce Williams appointed interim Chairman following resignation of Richard Morgan from Board of Directors.

•                  Raised $3.3 million of net proceeds through the issuance of ordinary shares London’s AIM market.

•                  342.5 million ordinary shares outstanding as of April 11, 2019.

Motif Bio will file later today its U.S. Annual Report on Form 20-F for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission (SEC). The Form 20-F will be available to download, either from the Investors section of the Company website www.motifbio.com or the SEC website at www.sec.gov. An electronic version of the UK Annual Report and Accounts will be made available on Motif Bio’s website under “AIM Investors” in due course and announced when available.

Motif Bio expects to hold its next Annual General meeting at 1 PM BST on May 22, 2019 at the offices of DLA Piper UK LLP at 160 Aldersgate Street London EC1A 4HT, United Kingdom.

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

SP ANGEL CORPORATE FINANCE LLP
(JOINT BROKER)	+44 (0)20 3470 0470
David Hignell
Vadim Alexandre
Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com

Note to Editors

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

Chairman’s Statement

2018 was a highly productive year for Motif Bio plc and its wholly-owned subsidiary Motif Biosciences, Inc. (collectively, Motif or the Group), most notably marked by the submission of a New Drug Application to the U.S. Food & Drug Administration (FDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in June. While we had hoped at this writing to be celebrating iclaprim’s approval, as you know, this was not the outcome.  Motif is now focused on working with the FDA to address the concerns raised in its Complete Response Letter (CRL) to the Group with the goal of finding the best path to move iclaprim towards approval.

Taking a look at the “big picture,” there remains an urgent need for new antibiotics that can overcome resistance.  Focusing on this issue, in January 2019, the UK announced a five-year plan laying out three key ways in which the government plans to take action against antimicrobial resistance: reducing the need for antimicrobials by lowering the burden of infection in humans and animals; optimizing antimicrobial use in humans and animals through better stewardship; and investing in research and development of new antibiotics, diagnostics, and vaccines.  Antimicrobial resistance is a critical healthcare issue that is recognized not just in the UK but also in the U.S. and around the globe.

With its targeted Gram-positive spectrum of activity, iclaprim has the potential to help address the problem.  Such a “precision medicine” approach is consistent with antibiotic stewardship principles which, among other things, seek to reduce the inappropriate use of broad-spectrum products to avoid the build-up of resistance.  Additionally, iclaprim has a mechanism of action different from many commonly used classes of antibiotics and has been shown to have potent bacteria-killing activity against Gram-positive bugs associated with ABSSSI, including MRSA.

In addition to the problem of antibiotic resistance, some patient population needs are just not adequately addressed by currently available antibiotics.  A good example of this and an area where we think iclaprim may help is ABSSSI patients who have impaired kidneys, obesity, diabetes or other risk factors for developing acute kidney injury.  Acute kidney injury is of great concern because it not only increases hospital costs but also significantly impacts patient health, including increasing the risk of death.  We believe iclaprim has the potential to address these issues.

Financial situation

With a regulatory decision that was not what was hoped for or expected, Motif has had to take a hard look at its financial situation.

A few days after receiving the Complete Response Letter from the FDA, Motif amended its loan agreement with Hercules Capital and made early repayments in the amount of $7.5 million. The result was that Motif had to use a significant amount of its available cash to pay down its loan.  On the positive side, the amendment includes a three-month interest-only period on the remaining loan, which was subsequently expanded to provide an additional month of interest-only. In addition, Hercules has waived any prepayment charges for the life of the loan. As a result of the prepayment, future interest and amortization payments will be substantially lower than before.

Additionally, in March 2019, Motif successfully raised $3.6 million in gross proceeds from an equity offering.  Following receipt of the net proceeds, the Group’s cash resources are expected to be sufficient to fund the business through June 2019, allowing the Group to evaluate the formal minutes of its Type A meeting on May 3, 2019.  Minutes are generally provided within 30-days after the meeting. This gives the Group a bit more flexibility as it prepares to meet with the FDA and discuss a plan forward for iclaprim. The Group will require additional funds to meet all obligations and, assuming a viable route to approval, to resubmit an NDA and reach a new target decision date.

We have been very careful in managing our costs, even prior to receiving the FDA decision, while carrying out the critical activities to prepare for an expected iclaprim launch.  Motif continues to aggressively manage its resources, which has been facilitated in part due to important additional internal controls and processes put in place during 2018.

Closing remarks

I would like to close by expressing my appreciation for the dedicated Motif team and to my fellow Board members, who continue to play an active role in supporting management. I would also like to warmly thank our former Chairman, Richard Morgan, for his guidance, support and dedicated service to Motif over many years since the Group’s founding.  And, lastly, I would like to thank you, our shareholders, for your belief in and support of the Group, especially during this challenging time.

All of us on the Board continue to believe in iclaprim’s potential to help patients, and the Motif management team has our full support as it works tirelessly to find a path forward for the Group and its antibiotic candidate.

Bruce Williams

Chairman

April 15, 2019

Chief Executive Officer’s Statement

The year 2018 was an incredibly productive one for Motif as we advanced toward our goal of bringing our antibiotic candidate, iclaprim to the market.  Unfortunately, in February 2019 we unexpectedly received a Complete Response Letter from the FDA notifying Motif that the New Drug Application (NDA) for iclaprim could not be approved as submitted. The Agency has asked for additional data to assess the potential for liver toxicity and we have a confirmed FDA meeting date of May 3, 2019 to discuss the concerns noted in the CRL. We expect to be joined at the meeting by two of our external experts and anticipate a collaborative discussion and hopefully will find an acceptable path forward. We believe that iclaprim can be a valuable option for patients and their providers who are in need of new antibiotic treatment options.

Addressing an unmet need and helping hospitals save money

There are more than 3.6 million hospitalized ABSSSI patients annually in the U.S. These patients often have co-morbidities, including renal impairment, diabetes and obesity, that put them at increased risk for vancomycin-associated acute kidney injury (VA-AKI). It is estimated that up to 360,000 hospitalized ABSSSI patients have moderate to severe renal impairment or other risk factors for VA-AKI. Vancomycin is the most commonly used antibiotic to treat ABSSSI, but it is not a good option for this at-risk portion of the ABSSSI population because vancomycin use can lead to acute kidney injury. For these patients, better treatment options are needed to avoid progression to acute kidney injury.  Indeed, data published in 2018 showed that approximately 9% of patients hospitalized with ABSSSI and treated with vancomycin developed VA-AKI, leading to an increase in mortality risk from 5% to 19% and an average longer length of stay in the hospital of five days. That additional cost to treat VA-AKI is estimated at up to $17,000/per patient, a considerable cost burden to healthcare systems.

We think that iclaprim may address this need. Unlike many standard-of-care Gram-positive antibiotics, iclaprim is administered as a fixed dose rather than a weight-based dose. No dosage adjustment is required in renally impaired patients, and no therapeutic drug monitoring is required. These attributes may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided and overall hospital treatment costs may be lower, especially in patients at increased risk of developing acute kidney injury.  This is a compelling story to bring to hospitals.

Building the story through data

During 2018, Motif increased its presence at medical conferences, and there were presentations of iclaprim data at several key events in both the U.S. and Europe.  Data are an important way to reach the clinicians and hospitals that may one day be customers and a critical part of raising awareness and understanding of where iclaprim could fit in the treatment paradigm.

The final results from the REVIVE-2 Phase 3 trial were presented at the 28th European Congress of Clinical Microbiology and Infectious Diseases (ECCMID 2018) in the spring, and the pooled results from our two ABSSSI Phase 3 trials — REVIVE-1 and -2 — were presented at the American Society of Microbiology (ASM) Microbe 2018 meeting.  We also presented analyses of important patient subgroups, such as patients with diabetes.

Data were also presented during 2018 on potential cost savings opportunities for hospitals by using iclaprim to treat ABSSSI and to avoid costs related to VA-AKI. Data related to the high cost of treating VA-AKI were also presented.

Much of these data were also published in peer-reviewed medical journals. We also took the opportunity at conferences to meet and talk with key medical and scientific leaders.

All of these activities are effective and appropriate ways of creating awareness and understanding of iclaprim amongst the medical community prior to marketing approval.  We will continue to present data at key medical conferences during 2019.

Partnering

During 2018, a critical activity for us involved discussions with potential commercialization partners for the U.S. market.  Ultimately, we want to make sure that we have not just a partner, but the best partner in place to ensure we are able to fully exploit iclaprim’s market opportunity.  We are keeping our potential partners apprised of our ongoing interactions with the FDA.

Maximizing iclaprim’s long-term potential

Securing approval in the U.S. for iclaprim remains Motif’s top priority, but that is part of a broader plan for iclaprim’s long-term success. Preparations for the European regulatory process are underway and we expect to be able to announce later in 2019 more details on the timeline for our Marketing Authorization Approval (MAA). The data required to submit our MAA are almost identical to those submitted in our NDA and so minimal additional resources are required to complete the pre-submission steps that the team has been working on. Once submitted, a decision on approval is generally provided within approximately 12 months.

In 2018, we were granted two new U.S. patents that do not expire until November 2037.  The patents relate to the use of iclaprim to treat patients with bacterial infections, including but not limited to ABSSSI, hospital-acquired bacterial pneumonia (HABP) and Staphylococcus aureus lung infections in patients with cystic fibrosis.  We also have applied for similar patents in other key territories.

While Motif’s focus must continue to be on the U.S., we see potential for iclaprim in other territories and have been gratified to see interest from potential partners for key countries in Asia and Europe.  We remain in contact with these companies and are keeping them updated on our interactions with the FDA.

We also believe that iclaprim could have potential in indications beyond ABSSSI.  This includes HABP, including ventilator associated bacterial pneumonia (VABP), as there is a major unmet need for new therapies in this indication, which has a high mortality rate.  A Phase 2 trial evaluating iclaprim in patients with HABP has been successfully completed and a Phase 3 trial is planned to start, subject to additional funding and likely with a partner.

Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.  In early 2018, Motif received an award from the Cystic Fibrosis Foundation to fund important in vitro testing that may help to advance the development of iclaprim in this indication. The Cystic Fibrosis Foundation is a leader in the search for a cure for this disease.  Patients with cystic fibrosis, especially in the later stages of lung disease, are often infected with multidrug resistant bacteria, severely limiting treatment options.

Financials

We have completed two financings since our last Annual Report.  In the spring of 2018, we completed an equity financing of approximately $13.4 million in gross proceeds.  Additionally, in March 2019, we completed a fundraising in the United Kingdom, securing $3.6 million in gross proceeds.

Throughout the year, we carefully managed our expenses, and this cost control has increased given the setback with iclaprim, including placing certain activities related to supply and pre-commercialization outreach on hold.  We are focusing our resources on the work needed to advance iclaprim towards a U.S. approval, including interactions with the FDA and analytical work needed to address the issues that the FDA raised in the Complete Response Letter.  The partial prepayment of our loan with Hercules Capital is helping to reduce our cost base going forward because of the resulting reduced monthly debt service. Our resources are expected to be sufficient to fund the business through June 2019, at which time we expect to have a clear path as to the steps necessary for the approval of iclaprim in the United States. The Group will require additional funds to meet all obligations and, assuming a viable route to approval, to resubmit an NDA and reach a new target decision date.

Conclusion

Let me wrap up by focusing on what I believe is Motif’s greatest asset — our people.  We have a small but highly talented group that has achieved much in a very short period of time, and I would like to thank all of them for their continued hard work and dedication. During 2018, we were pleased to welcome Dr. Stephanie Noviello as our Vice President, Clinical Development.  Stephanie is a highly experienced clinical development executive, who has been invaluable throughout the NDA submission and review process and as we continue to work with the FDA to address their concerns.

I also would like to thank you, our shareholders, for your continued support of Motif.  It has been a challenging time for all of us, and we very much appreciate your belief in the Company and iclaprim.  We look forward to keeping you updated on our plans and progress.

Dr. Graham Lumsden

Chief Executive Officer

April 15, 2019

Strategic Report

Strategy and Business Model

Motif’s business strategy is focused on the development of novel antibiotics against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria.  The Group’s lead product candidate, iclaprim, is being developed for the treatment of the most common and serious bacterial infections, ABSSSI, including those caused by resistant strains such as MRSA.  Positive results from two pivotal Phase 3 clinical trials in ABSSSI were announced in 2017 and are serving as the basis for the New Drug Application submitted to the U.S. Food & Drug Administration in 2018. On February 14, 2019, the Group announced the receipt of a Complete Response Letter from the FDA regarding the NDA for iclaprim. The CRL stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group’s request to meet with the FDA to discuss the points raised in the CRL was granted and a meeting is scheduled for May 3, 2019.

If iclaprim receives regulatory approval in the United States, the Group expects to utilize a strategic partner for commercialization. The Group does not expect to generate any product revenues from its iclaprim product candidate until marketing approval is received and a commercial partner is secured.  In addition, the Group expects to be able to enter into commercialization agreements for other key markets, which could result in cash payments from partners in the form of upfront payments, progress-based milestone payments and/or royalties on sales.  Until the Group is able to successfully commercialize iclaprim or any other potential pharmaceutical products, it expects to continue to generate losses until revenues from these sources exceed operating costs.  The Board expects to be able to raise sufficient capital to support the Group’s commercialization strategy. The Group also believes that iclaprim can be further developed to support additional indications, including hospital-acquired bacterial pneumonia (HABP) and ventilator associated bacterial pneumonia (VABP).  Although the Group has completed preparations for a global Phase 3 trial of iclaprim for HABP, including VABP, the commencement of such trials is subject to the availability of adequate funding.  The Group cannot guarantee that such funding will be available.

The Group’s goal is to help physicians to treat hospitalized patients with serious and life-threatening infections by developing novel antibiotics, designed to be effective against multi-drug resistant bacteria as detailed in the preceding paragraphs.

The link below shows a table which provides an illustration of our current product development pipeline related to iclaprim.

Business Review

The Group’s results for the year are set out in the consolidated statement of comprehensive loss on page 40.

General and administrative expenses decreased by $0.9 million, to $7.6 million, in the year ended December 31, 2018 from $8.5 million in the year ended December 31, 2017.  This decrease was primarily attributable to a $0.4 million reduction in stock-based compensation, which was higher in the 2017 period partially due to a previously disclosed out-of-period correction, and a $1.2 million reduction in legal, investor relations and other professional fees.  This decrease was partially offset by a $0.7 million increase in employee cash compensation.

Research and development expenses decreased by $18.5 million to $11.0 million in the year ended December 31, 2018 from $29.5 million in the year ended December 31, 2017. This decrease was primarily attributable to a $22.1 million reduction in expense for our Phase 3 clinical trial program for iclaprim, which was completed in 2017.  This decrease was partially offset by a $3.6 million increase in costs relating to regulatory and clinical operating activities, chemistry manufacturing and control requirements and other non-clinical development activities.

Net cash used in operating activities was $21.4 million for the year ended December 31, 2018, which reflects an operating loss of $18.6 million, primarily from regulatory and clinical operating activities, including activities supporting our NDA submission for iclaprim, and a $3.9 million reduction in current liabilities.

At December 31, 2018 and 2017, the Group had cash and cash equivalents of approximately $12.3 million and $22.7 million, respectively. Subsequent to December 31, 2018, the Group made early repayments under its Hercules Loan Agreement of $7.5 million, as further described in Note 13 to the financial statements. The Group does not expect to generate significant revenue from product sales unless and until the Group obtains regulatory approval for and successfully commercializes iclaprim or future product candidates.  The Group anticipates that it will continue to generate losses for the foreseeable future as the Group continues the development of and/or seeks regulatory approvals for iclaprim and any future product candidates and begins to commercialize any approved products.

Operations to date have been financed primarily by net proceeds from the issuance of ordinary shares on AIM, the issuance of American Depositary Shares on the NASDAQ Capital Market, the net proceeds of a Hercules Loan Agreement entered into in November 2017 and, prior to the AIM IPO in 2015, the issuance of convertible promissory notes to related parties.

Selected peer companies developing antibiotics, including Allergan, Melinta, Merck & Co., Inc., Nabriva, and Paratek., are regularly followed and studied as benchmarks for clinical development timelines, product pricing, capital requirements, financial metrics, and market positioning. Qualitative and quantitative market research are used to identify and assess market opportunities for novel antibiotics.

Going Concern

As of December 31, 2018, the Group had $12.3 million in cash, of which $0.6 million was held by the parent organization Motif Bio plc (or the Company).  The Group also had $15 million drawn under its loan facility with Hercules Capital Inc. (Hercules) as of December 31, 2018. Net cash used in operating activities was $21.4 million for the year ended December 31, 2018.  Net loss for the year ended December 31, 2018 was $14.0 million.  The Group expects to incur losses for the next several years as it continues to advance its product candidate iclaprim through regulatory approval in the United States and Europe, while continuing to support ongoing business operations and commercial preparatory activities. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

In February 2019, the Group received a Complete Response Letter from the U.S. Food & Drug Administration notifying Motif that the New Drug Application for iclaprim could not be approved as submitted. The FDA has asked for additional data to assess the potential for liver toxicity and the Company has a confirmed a Type A meeting with the FDA on May 3, 2019 to discuss the concerns noted in the CRL.

After receiving the CRL from the FDA, Motif entered into discussions, and amended its loan agreement with Hercules, making early repayments amounting to $7.5 million and extended an interest only payment period through to June 2019, as further described in Note 13 to the financial statements. Furthermore, in March 2019, Motif successfully raised $3.3 million in net proceeds from an equity offering.  Following the aforementioned early debt repayment and receipt of the net proceeds from the equity raise, the Group’s cash resources are expected to be sufficient to fund the business through June 2019. The Group continues to evaluate the options for iclaprim and future funding through June 2019 and beyond when the formal minutes of its Type A meeting with FDA are expected to be published. Minutes are generally provided within 30 days of the meeting. The Group will require additional funds to meet all obligations and, assuming a viable route to approval, to resubmit the NDA and reach a new target decision date. There can be no certainty that the results from the Type A meeting will be positive, or that additional funding will be available to the Group and Company, and therefore the Group and Company may not be able to satisfy all obligations that may exist at the end of June 2019.

To the extent that the Group and Company raise additional funds by issuing equity securities, its existing stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s and Company’s ability to conduct business and achieve its objectives. If the Group and Company are unable to raise additional capital when required and/or on acceptable terms, the Group and Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialisation of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products on unfavorable terms that the Group and Company would otherwise seek to develop or commercialize itself.

At the date when these financial statements were approved, the Group’s believes that the matters identified by the FDA as communicated in its CRL are addressable and that routes to raise funds are available.  As a result, these financial statements have been prepared under the assumption that the Group and Company will continue as a going concern.  However, due to the Group’s and Company’s recurring and expected continuing operating losses, as well as significant outstanding payables and accrued expenses, the Directors have concluded there is a material uncertainty which may cast significant doubt on the Group’s and Company’s ability to continue as a going concern for at least one year from the date of issuance of these financial statements.  The financial statements do not include any adjustments that might result from this uncertainty.

Principal Risks and Uncertainties

The principal risks faced by the Group, and the actions taken to mitigate them, are shown in the table below:

Risk	Description	Principal mitigation
Lack of funding

The successful development and regulatory approval of the Group’s assets requires financial investment which can come from revenues, commercial partners, or investors. Failure to generate additional funding from these sources may compromise the Group’s ability to execute its business plans or to continue in business.

The Group has successfully engaged with investors to generate significant cash resources to date. The Group’s Management Team expects that continued access to capital markets, or other access to capital, will be required to support the Group through regulatory approval and initial commercialization efforts in the United States for its lead antibiotic candidate, iclaprim. See Going Concern discussion above.

Inadequate protection of intellectual property (IP)

In common with other companies engaged in pharmaceutical development, the Group faces the risk that IP rights necessary to exploit its research and development efforts may not be adequately secured or defended. The Group’s IP may also become obsolete, preventing commercial exploitation.

The Group actively manages its IP, engaging with specialists to apply for and defend IP rights in appropriate territories.

A Notice of Allowance was received in 2018 from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the method of use of iclaprim to treat patients with bacterial infections. The two method of use patents will expire in November 2037. In addition, the Group previously received QIDP (Qualified Infectious Disease Product) designation under the GAIN (Generating Antibiotic Incentives Now) Act to provide 10 years’ market exclusivity within the US.

Outside the US, the Group will depend on similar provisions from regulatory agencies in different territories and on the commercialization partners it is able to attract.

Unsuccessful research and development efforts

The Group may not generate further attractive drug candidates and candidates already in development may fail preclinical testing or clinical trials because of lack of efficacy, unacceptable side effects, or insurmountable challenges in conducting studies adequate to support regulatory approvals. Practical issues, such as the inability to devise acceptable formulations for products or the inability to manufacture products at acceptable cost, may also lead to failure of candidates in development.

In 2018, the Group submitted to the FDA an NDA for its product candidate, iclaprim. The Complete Response Letter received in February of 2019 stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group’s request to meet with the FDA to discuss the points raised in the CRL was granted and a meeting is scheduled for May 3, 2019.

In addition, the Group is currently evaluating opportunities to expand its current product pipeline, which is subject to the availability of adequate funding.

Regulatory delays and setbacks	Drug development is a highly regulated activity governed by different regulatory authorities in different jurisdictions. It can be difficult to predict the exact	The Group’s drug development team includes specialists in regulatory affairs who consult with other experts to ensure that internal control processes and clinical

	requirements of different regulatory bodies. Decisions by regulators may lead to delays in development and approval of drugs or lack of marketing authorizations in some or all territories.	trial designs meet current regulatory requirements. The Group also engages directly with regulatory authorities when appropriate.
Unsuccessful commercialization

The Group may be unable to effectively commercialize or license its products to partners or may not be able to execute licensing deals that provide significant revenues. Development of alternative technologies or products may undermine the Group’s ability to generate revenue from commercialization of its assets. If the Group’s drugs are commercialized, they may not generate significant revenues if their use and sale are restricted by regulators or by failure of healthcare payers to provide adequate reimbursement of drug costs.

The Group consults with commercial, clinical, and scientific experts to assess the payer and prescriber environment and the potential impact of competing products or changes in the economic landscape pertaining to hospital infections. The Group actively monitors the performance of key competitors in terms of pricing, market share, and prescribing behavior.

Unsuccessful recruitment and retention of people	The Group may not be able to recruit and retain appropriately qualified staff. Facilities and other resources may become unavailable.

The Group’s recruitment processes are tailored to identify and attract the best candidates for specific roles. The Group aims to provide competitive rewards and incentives to staff and directors and informally benchmarks the level of benefits it provides against similar companies.

Risks associated with Brexit

On March 29, 2017, the U.K. government delivered to the European Council notice of its intention to leave the European Union (EU) by March 29, 2019, which was subsequently extended to October 31, 2019.

Brexit could impair the Group’s ability to transact business in EU countries. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace.

Any of these effects of Brexit, and others we cannot anticipate, could adversely affect the Group’s business, business opportunities, results of operations, financial condition and cash flows

Brexit has already and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend in part on any agreements the UK makes to retain access to EU markets following the UK’s withdrawal from the EU.

The Group currently believes that the short-term impact will not be material, due to the Group’s limited operations in the UK. However, the Group is uncertain as to the potential capital market implications of Brexit. The Group has and will continue to monitor any potential implications, if any, of Brexit leveraging experienced financial and legal advisors.

Risk of disruption to information technology (IT) and cyber security

The Group’s third-party hosted computer systems, or those of our research partners or other contractors, consultants or future collaborators, may fail or suffer security breaches, which could result in a disruption of our drug product development programs and planned commercial activities.

The Group routinely monitors the risks associated with information technology and cyber security and will continue to monitor its third-party IT provider and current and future collaborators implemented security measures.

Key Performance Indicators

The Directors do not consider traditional financial measures, such as EBIT, to be key performance indicators at this stage of the business.  However, the Directors closely monitor the Company’s cash position. The principal focus of the Group is driving the iclaprim product candidate through regulatory approval in the U.S., preparing and submitting a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA), as well as conducting other activities that support commercialization and partnering.

Significant shareholdings

As of March 1, 2019, the Group was aware that the following shareholders each had holdings of 3% or more of the issued share capital of the Group.

As of March 1, 2019	Holding	%
Invesco Asset Management Limited(1)	41,816,000	14.1
Sand Grove Capital(2)	33,264,087	11.2
Amphion Innovations plc(3)	25,254,611	8.5

(1)         A TR-1 Notification was sent to us on April 1, 2019 by Invesco Asset Management Limited indicating 12.2% ownership position.

(2)         This information as of March 1, 2019 is based on information contained in a TR-1 Notification sent to us on May 23, 2018 by Sand Grove Capital Management LLP.  A TR-1 Notification was sent to us on April, 1, 2019 indicating a 10.2% ownership position.

(3)         A press release was issued by Amphion on April 1, 2019 date indicating a 5.5% ownership position.

Environmental and Social Matters

The Directors do not consider the disclosure of environmental and social matters to be necessary to the understanding of the business or its annual performance.

Greenhouse Gas Emissions

It is not practical for the Group to obtain information on its emissions as information is not available.

Our People

At December 31, 2018, the Company’s Board was made up of eight directors (6 men and 2 women). The senior management (namely, the Chief Executive Officer, Chief Financial Officer and Chief Medical Officer) consisted of all men.  At the end of the year, there were 4 additional employees of the Company (1 man and 3 women).

Approved by the Board and signed on its behalf by:

Jonathan E. Gold

Chief Financial Officer

April 15, 2019

Motif Bio plc

Consolidated statements of comprehensive loss

For the years ended December 31, 2018, 2017 and 2016

(in thousands, except share and per share data)

	Note	Year ended December 31, 2018 US $	Year ended December 31, 2017 US $	Year ended December 31, 2016 US $

Continuing operations

General and administrative expenses	4	(7,635)	(8,542)	(4,912)

Research and development expenses	4	(10,988)	(29,475)	(34,795)

Gains on settlement of contract disputes	4	—	—	83

Operating loss		(18,623)	(38,017)	(39,624)

Interest income	4	113	134	70

Interest expense	4	(2,160)	(275)	(383)

Net foreign exchange gains (losses)		40	(238)	(251)

Gain (loss) from revaluation of derivative liabilities	14	6,654	(6,392)	(136)

Loss before income taxes		(13,976)	(44,788)	(40,324)

Income tax expense	7	(9)	(22)	—

Net loss for the year		(13,985)	(44,810)	(40,324)

Total comprehensive loss for the year		(13,985)	(44,810)	(40,324)

Net loss per share	8
Basic		(0.05)	(0.19)	(0.35)
Diluted		(0.07)	(0.19)	(0.35)
Weighted average number of ordinary shares
Basic		284,530,534	231,530,091	116,558,191
Diluted		287,131,688	231,530,091	116,558,191

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of financial position

As at December 31, 2018 and 2017

(in thousands)

		December 31, 2018	December 31, 2017
	Note	US $	US $

ASSETS
Non-current assets
Intangible assets	9	6,196	6,196
Other non-current assets		18	23
Total non-current assets		6,214	6,219

Current assets
Prepaid expenses and other receivables	10	231	318
Cash and cash equivalents	11	12,279	22,651
Total current assets		12,510	22,969

Total assets		18,724	29,188

LIABILITIES
Non-current liabilities
Term loan, net of current portion	13	10,131	14,057
Other non-current liabilities	13	196	23
Total non-current liabilities		10,327	14,080

Current liabilities
Trade payables and accrued liabilities	12	7,207	10,890
Term loan, current portion	13	4,327	—
Payable on completion of clinical trial	9	—	500
Derivative liabilities	14	5,789	12,626
Total current liabilities		17,323	24,016

Total liabilities		27,650	38,096

Net assets (liabilities)		(8,926)	(8,908)

EQUITY
Share capital	16	4,032	3,589
Share premium		93,456	80,873
Group reorganization reserve		9,938	9,938
Accumulated deficit		(116,352)	(103,308)

Total deficit		(8,926)	(8,908)

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on April 15, 2019.  They were signed on its behalf by:

Director

Bruce Williams

Motif Bio plc

Company statements of financial position

As at December 31, 2018 and 2017

(in thousands)

		December 31, 2018	December 31, 2017
	Note	US $	US $

ASSETS
Non-current assets
Investment	18	80,306	40,519
Total non-current assets		80,306	40,519

Current assets
Prepaid expenses and other receivables	10	154	249
Cash and cash equivalents		560	629
Receivable from Motif Bio Inc.	19	20,105	47,733
Total current assets		20,819	48,611

Total assets		101,125	89,130

LIABILITIES
Trade payables and accrued liabilities	12	176	159
Derivative liabilities	14	5,789	12,626
Total current liabilities		5,965	12,785

Total liabilities		5,965	12,785

Net assets (liabilities)		95,160	76,345

EQUITY
Share capital	16	4,032	3,589
Share premium		93,456	80,873
Group reorganization reserve		(544)	(544)
Gain (loss) for the year		4,848	(8,267)
Share-based payments		941	1,708
Accumulated deficit		(1,784)	(7,573)

Total Equity		95,160	76,345

The financial statements were approved by the Board of Directors and authorized for issue on April 15, 2019.  They were signed on its behalf by:

Director

Bruce Williams

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(in thousands)

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at December 31, 2015		1,645	38,535	9,938	(20,395)	29,723

Loss for the year		—	—	—	(40,324)	(40,324)
Total comprehensive loss for the year		—	—	—	(40,324)	(40,324)
Issue of share capital	16	898	18,701	—	—	19,599
Cost of issuance	16	—	(3,370)	—	—	(3,370)
Conversion of promissory notes	16	178	3,373	—	—	3,551
Exercise of share options and warrants	16	7	110	—	—	117
Share-based payments	15	—	—	—	513	513

Balance at December 31, 2016		2,728	57,349	9,938	(60,206)	9,809

Loss for the year		—	—	—	(44,810)	(44,810)
Total comprehensive loss for the year		—		—	(44,810)	(44,810)
Issue of share capital	16	847	24,570	—	—	25,417
Cost of issuance	16	—	(1,735)	—	—	(1,735)
Exercise of share options and warrants	16	14	689	—	—	703
Share-based payments	15	—	—	—	1,708	1,708

Balance at December 31, 2017		3,589	80,873	9,938	(103,308)	(8,908)

Loss for the year		—	—	—	(13,985)	(13,985)
Total comprehensive loss for the year		—		—	(13,985)	(13,985)
Issue of share capital	16	433	12,989	—	—	13,422
Cost of issuance	16	—	(749)	—	—	(749)
Exercise of share options and warrants	16	10	343	—	—	353
Share-based payments	15	—	—	—	941	941

Balance at December 31, 2018		4,032	93,456	9,938	(116,352)	(8,926)

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(in thousands)

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at December 31, 2015		1,645	38,535	(544)	952	40,588

Loss for the year		—	—	—	(2,222)	(2,222)
Total comprehensive loss for the year		—	—	—	(2,222)	(2,222)
Issue of share capital	16	898	18,701	—	—	19,599
Cost of issuance	16	—	(3,370)	—	—	(3,370)
Conversion of promissory notes	16	178	3,373	—	—	3,551
Exercise of share options and warrants	16	7	110	—	—	117
Share-based payments	15	—	—	—	256	256

Balance at December 31, 2016		2,728	57,349	(544)	(1,014)	58,519

Loss for the year		—	—	—	(8,267)	(8,267)
Total comprehensive loss for the year		—		—	(8,267)	(8,267)
Issue of share capital	16	847	24,570	—	—	25,417
Cost of issuance	16	—	(1,735)	—	—	(1,735)
Exercise of share options and warrants	16	14	689	—	—	703
Share-based payments	15	—	—	—	1,708	1,708

Balance at December 31, 2017		3,589	80,873	(544)	(7,573)	76,345

Gain for the year		—	—	—	4,848	4,848
Total comprehensive loss for the year		—		—	4,848	4,848
Issue of share capital	16	433	12,989	—	—	13,422
Cost of issuance	16	—	(749)	—	—	(749)
Exercise of share options and warrants	16	10	343	—	—	353
Share-based payments	15	—	—	—	941	941

Balance at December 31, 2018		4,032	93,456	(544)	(1,784)	95,160

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(in thousands)

		Year ended	Year ended	Year ended
		December 31, 2018	December 31, 2017	December 31, 2016
	Note	US $	US $	US $

Operating activities

Operating loss for the year		(18,623)	(38,017)	(39,624)
Adjustments to reconcile net loss to net cash used in activities:

Share-based payments	15	941	1,708	513
Warrant issued for services performed	14	—	110	—
Gain on settlement of contract disputes	4	—	—	(83)
Interest received	4	97	134	70
Changes in operating assets and liabilities:
Prepaid expenses and other receivables		91	60	(233)
Trade payables and accrued liabilities		(3,952)	(1,431)	11,415

Net cash used in operating activities		(21,446)	(37,436)	(27,942)

Financing activities

Proceeds from issuance of term loan	13	—	15,000	—
Costs of issuance of term loan	13	—	(576)	—
Proceeds from issue of share capital	16	13,422	25,417	24,996
Costs of issuance of share capital	16	(749)	(1,734)	(3,370)
Proceeds from exercise of warrants and options	16	145	419	117
Interest paid	4	(1,585)	(71)	(315)

Net cash provided by financing activities		11,233	38,455	21,428

Net change in cash		(10,213)	1,019	(6,514)
Cash, beginning of the year		22,651	21,830	28,595
Effect of foreign exchange rate changes		(159)	(198)	(251)

Cash, end of the year		12,279	22,651	21,830

Non-cash financing activity
Conversion of notes payable to ordinary shares		—	—	3,551
Fair value of warrants issued in conjunction with issuance of share capital		—	—	5,662
Fair value of warrants issued in conjunction with issuance of term loan		—	420	—

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statements of cash flows

For the years ended December 31, 2018 and 2017

(in thousands)

		Year ended	Year ended
		December 31, 2018	December 31, 2017
	Note	US $	US $

Operating activities

Operating loss for the year		(1,746)	(1,827)
Adjustments to reconcile net loss to net cash used in activities:

Share-based payments		107	140
Warrant issued for services performed		—	109
Interest receivable	4	3	134
Changes in operating assets and liabilities:
Prepaid expenses and other receivables		95	100
Trade payables and accrued liabilities		138	63

Net cash used in operating activities		(1,403)	(1,281)

Investing activities

Capital contributions to subsidiary		(12,180)	—
Due from Motif Bio Inc.		858	(43,811)

Net cash used in investing activities		(11,322)	(43,811)

Financing activities

Proceeds from issue of share capital	16	13,422	25,416
Costs of issuance of share capital	16	(749)	(1,734)
Proceeds from exercise of warrants and options	16	145	419

Net cash provided by financing activities		12,818	24,101

Net change in cash		93	(20,991)
Cash, beginning of the year		629	21,817
Effect of foreign exchange rate changes		(162)	(197)

Cash, end of the year		560	629

The notes are an integral part of these consolidated financial statements.

1. General information

Motif Bio plc is a biopharmaceutical company focused on the discovery, development and commercialisation of novel antibiotics that are designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.

Motif Bio Limited (“the Company”) was incorporated in England and Wales on November 20, 2014 with company registration number 09320890.  The Company’s registered office is at: 201 Temple Chambers, 3-7 Temple Avenue, London EC4Y 0DT, U.K.  On April 1, 2015, the Company was re-registered as a public company limited by shares and changed its name to Motif Bio plc.  Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.  On April 1, 2015, Motif BioSciences Inc. became a wholly owned subsidiary of the Company by way of a group reorganization by plan of merger.  The principal place of business is 5 Independence Way, Suite 300, Princeton, NJ, 08540, USA. The Company’s country of domicile is the U.K.

The consolidated financial statements include the accounts of Motif Bio plc and its wholly owned subsidiary, Motif BioSciences Inc. (“the Group”).

The financial statements were approved by the Board of Directors on April 15, 2019.

Going concern

As of December 31, 2018, the Group had $12.3 million in cash, of which $0.6 million was held by the parent organization Motif Bio plc (or the Company). The Group also had $15 million drawn under its loan facility with Hercules Capital Inc. (‘Hercules’) as of December 31, 2018. Net cash used in operating activities was $21.4 million for the year ended December 31, 2018.  Net loss for the year ended December 31, 2018 was $14.0 million.  The Group expects to incur losses for the next several years as it continues to advance its product candidate iclaprim through regulatory approval in the United States and Europe, while continuing to support ongoing business operations and commercial preparatory activities. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

In February 2019, the Group received a Complete Response Letter from the U.S. Food & Drug Administration notifying Motif that the New Drug Application for iclaprim could not be approved as submitted. The FDA has asked for additional data to assess the potential for liver toxicity and the Company has a confirmed a Type A meeting with the FDA on May 3, 2019 to discuss the concerns noted in the CRL.

After receiving the CRL from the FDA, Motif entered into discussions, and amended its loan agreement with Hercules, making early repayments amounting to $7.5 million and extended an interest only payment period through to June 2019, as further described in Note 13 to the financial statements. Furthermore, in March 2019, Motif successfully raised $3.3 million in net proceeds from an equity offering.  Following the aforementioned early debt repayment and receipt of the net proceeds from the equity raise, the Group’s cash resources are expected to be sufficient to fund the business through June 2019. The Group continues to evaluate the options for iclaprim and future funding through June 2019 and beyond when the formal minutes of its Type A meeting with FDA are expected to be published. Minutes are generally provided within 30 days of the meeting. The Group will require additional funds to meet all obligations and, assuming a viable route to approval, to resubmit the NDA and reach a new target decision date. There can be no certainty that the results from the Type A meeting will be positive, or that additional funding will be available to the Group and Company, and therefore the Group and Company may not be able to satisfy all obligations that may exist at the end of June 2019.

To the extent that the Group and Company raise additional funds by issuing equity securities, its existing stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s and Company’s ability to conduct business and achieve its objectives. If the Group and Company are unable to raise additional capital when required and/or on acceptable terms, the Group and Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialisation of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products on unfavorable terms that the Group and Company would otherwise seek to develop or commercialize itself.

At the date when these financial statements were approved, the Group’s believes that the matters identified by the FDA as communicated in its CRL are addressable and that routes to raise funds are available.  As a result, these financial statements have been prepared under the assumption that the Group and Company will continue as a going concern.  However, due to the Group’s and Company’s recurring and expected continuing operating losses, as well as significant outstanding payables and accrued expenses, the Directors have concluded there is a material uncertainty which may cast significant doubt on the Group’s and Company’s ability to continue as a going concern for at least one year from the date of issuance of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

1.              General information, continued

Significant events

Subsequent to December 31, 2018, the Group announced on February 14, 2019 the receipt of a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies. The Group is scheduled to meet with the FDA on May 3, 2019.

On March 25, 2019, the Group placed 45,000,000 new ordinary shares at £0.06 per share and received $3.3 million of net proceeds.

On May 17, 2018, the Group placed 32,258,064 new ordinary shares at £0.31 per share and received $12.7 million of net proceeds.

On January 19, 2018, the Group filed a “universal” shelf registration statement on Form F-3 with the SEC, which was declared effective by the SEC on January 31, 2018. The shelf registration, which can remain effective for up to three years, will allow the Company to offer, issue and sell, in one or more offerings at any time (as long as the shelf registration statement remains effective), up to an aggregate of $80 million of ordinary shares, including ADSs, where each ADS represents 20 ordinary shares), preference shares, warrants, subscription rights, debt securities and a combination of such securities, separately or as units. The Group has not issued any securities under this shelf registration.

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group up to $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing. The milestones for the second tranche of $5.0 million were not achieved and is no longer available to the Group. The terms include an initial interest-only period of 15 months; a 30-month capital and interest repayment period thereafter; an initial interest rate of 10% tied to a margin above the U.S. prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. Under the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 of its American Depositary Shares (ADSs) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million. Subsequent to December 31, 2018, the Group announced that it amended the Hercules Loan Agreement, effective February 17, 2019. Pursuant to the amendment, the Group made early principal repayments of $7.0 million and an additional repayment of $0.5 million on the earlier of 90 days (May 18, 2019), or receipt of funds from an equity raise of $2 million or greater.  The additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period from March 2019 to May 2019 on the remaining loan balance and waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, the Group entered into another amendment agreement that provided for one additional month of an interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

On June 23, 2017, the Group placed 66,666,667 new ordinary shares at £0.30 per share and received $23.7 million of net proceeds.

On November 18, 2016, the Group announced the pricing of the underwritten U.S. offering and European placement, which were concurrently conducted, of 71,633,248 ordinary shares, comprised of 22,863,428 ordinary shares plus 2,438,491 ADSs (representing 48,769,820 ordinary shares at a 20 to 1 ratio). The Group offered 48,769,820 ordinary shares in a U.S. firm commitment offering in the form of 2,438,491 ADSs, together with warrants to purchase 1,219,246 ADS Warrants. Each ADS represents 20 of the Group’s ordinary shares and was sold together with 0.5 of an ADS Warrant in a fixed combination. Each full ADS Warrant is exercisable for one ADS at an exercise price of $8.03 per ADS, exercisable from the date of issuance until five years thereafter. In Europe, the Group offered in a concurrent placement on a best efforts basis 22,863,428 ordinary shares, together with warrants to purchase 11,431,714 ordinary shares. Each ordinary share was sold together with 0.5 of an Ordinary Share Warrant in a fixed combination. Each full Ordinary Share Warrant is exercisable for one ordinary share at an exercise price of £0.32 ($0.40), exercisable from the date of issuance until five years thereafter. The offering price of the ADSs and ADS Warrants in the U.S. offering was $6.98 per ADS and ADS Warrant combination, and the offering price of the Group’s ordinary shares and Ordinary Share Warrants in the European placement was £0.28 ($0.35) per ordinary share and Ordinary Share Warrant combination. Net proceeds to the Group following the offering, after deducting underwriting discounts and commissions and offering expenses of approximately $3.5 million, were approximately $21.5 million. None of the underwriting discounts and commissions or other offering expenses were paid to directors or officers of the Group or their associates or to persons owning 10 percent or more of any class of the Group’s equity securities or to any affiliates of the Group. H.C. Wainwright & Co., LLC was the underwriter for the above described offering.

1. General information, continued

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio. The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under the notes. In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc. The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADSs (as determined by the Group) at any time prior to the maturity date.

In December 2016, the Group issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes totaled US $3.6 million and were converted in accordance with their terms at US $0.2447 per share.

Group reorganization and initial public offering

On February 18, 2015, the Company incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc. On December 31, 2014 Motif BioSciences Inc., the Company, and Motif Acquisition Sub, Inc. entered into an agreement where, upon the Company’s admission to AIM of the London Stock Exchange on April 2, 2015, Motif Acquisition Sub, Inc. merged with and into Motif BioSciences Inc. and Motif BioSciences Inc. continued as the surviving entity and became a wholly-owned subsidiary of the Company. Prior to the merger, Motif BioSciences Inc. completed a reverse stock split in order to increase the share price of Motif BioSciences Inc. so that the share price was closer to the Company’s admission price. The former Motif BioSciences Inc. stockholders were issued 36,726,242 ordinary shares of the Company in a share-for-share exchange for their common stock in Motif BioSciences Inc. so that the former Motif BioSciences Inc. stockholders owned an equivalent number of ordinary shares in the Company as the number of shares of common stock that they had previously owned in Motif BioSciences Inc. All outstanding, unexercised, and vested stock options for shares of common stock in Motif BioSciences Inc. were converted into options for ordinary shares of the Company (Note 16).

This was a common control transaction and therefore outside the scope of IFRS 3—“Business Combinations”. The transaction has therefore been accounted for as a group reorganization and the Group is presented as if the Company has always owned Motif BioSciences Inc. The comparatives presented in these financial statements therefore represent the results and capital structure of the Company. The reserve on consolidation represents the difference between the nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Company shares was used in the calculation of the reorganization reserve.

On April 2, 2015, the Company was admitted to AIM and issued 14,186,140 ordinary shares at a price of £0.20 per share.

On July 22, 2015, the Company completed a subsequent placing of 44,000,000 ordinary shares at a price of £0.50 per share.

Acquisition of Nuprim Assets

On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim Inc. (“Nuprim”), a Maryland corporation, related to iclaprim (the “Nuprim Assets”). Motif BioSciences Inc. issued 1,513,040 (post-reverse stock split) shares of common stock to the shareholders of Nuprim that were held in escrow until the closing of the reorganization. These shares of common stock in Motif BioSciences Inc. were converted into ordinary shares of the Company upon the Company’s admission to AIM on April 2, 2015. Upon admission, 9,805,400 ordinary shares of the Company and 9,432,033 warrants were issued to the former Nuprim shareholders (Note 9).

2.    Significant accounting policies

a.              Basis of preparation

The accounting policies set out below have been applied consistently to all periods presented in this financial information. The accounting policies have been applied consistently across the Group.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and with the Companies Act 2006 applicable to companies reporting under IFRS. This basis of preparation describes how the financial statements have been prepared in accordance with IFRS. The financial statements have been prepared under the historical cost convention as modified for financial instruments (including derivative instruments) at fair value through the statement of comprehensive loss. A summary of the significant Group accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Company has taken advantage of the exemption in Section 408 of the Companies Act 2006 to not present its own Statement of Comprehensive Loss. The profit for the Company for the year was US $4.8 million (2017: US $8.3 million loss).

a.  New and amended standards effective from January 1, 2018

IFRS 2, Share-based Payments (as amended) was adopted with an effective date of January 1, 2018. IFRS 2 related to the classification and measurement of share-based payment transactions. The amendments are intended to eliminate diversity in practice regarding (i) accounting for cash-settled share-based payment transactions that include a performance condition, (ii) share-based payments in which the manner of settlement is contingent on future events, (iii) share-based payments settled net of tax withholdings, and (iv) modification of share-based payment transactions from cash-settled to equity-settled. The impact of the adoption of this guidance did not have a material impact on the Group’s 2018 consolidated financial statements and any future impact would be primarily dependent on future modifications to share-base payment awards, if any.

IFRS 9, Financial Instruments (as revised in 2014) was adopted with an effective date of January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements.  The adoption of this guidance did not have an impact on the Group’s 2018 consolidated financial statements and any future impact would be primarily dependent on future financial instrument transactions, if any.  In particular, the Group has evaluated the impact of the new accounting standard on the intercompany receivable position within the Company’s statement of financial position and determined that there is no expected credit loss to be recorded.

IFRS 15, Revenue from Contracts with Customers was adopted with an effective date of January 1, 2018.  IFRS 15 establishes a comprehensive guideline for determining when to recognize revenue and how much revenue to recognize. The Group currently has no revenues.  However, all applicable revenues generated by the Group prospectively will be accounted for in accordance with IFRS 15, or, where applicable, other relevant guidance.

On January 1, 2017, the Group adopted amendments to IAS 7, Disclosure Initiative. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The only balance sheet liability for which cash flows are classifies as financing activities is the term loan, as amended, with Hercules Capital Inc. The net movement a period end balances are further detailed in Note 13.

There are no other new standards and amendments that have been applied from January 1, 2017, which have had an impact on the Group’s financial statements.

New standards and interpretations not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods covered by these consolidated financial statements and have not been early adopted by the Group.

The new standards potentially relevant to the Group are discussed below.

IFRS 16, Leases — Effective date — January 1, 2019 — IFRS 16 will replace IAS 17.  It will eliminate the distinction between classification of leases as finance or operating leases for lessees.  As of the issuance dated of this annual Report, the adoption of IFRS 16 did not have a significant impact on the Group’s net results or net assets and any future impact would be primarily dependent on future leasing transactions, if any.

2.    Significant accounting policies, continued

Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control.  The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealized gains on transactions between Group companies are eliminated.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

When the Group ceases to consolidate because of a loss of control, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss.  This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture, or financial asset.

b.   Segment reporting

The chief operating decision-maker is considered to be the Board of Directors of Motif Bio plc. The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level. In addition, they review the IFRS consolidated financial statements.

The chief operating decision-maker has determined that Motif has one operating segment-to support its strategy for the development and commercialisation of pharmaceutical formulations. The Group maintains a presence and has some activities in the U.K.; however, the finance and most other management functions take place in the U.S.

c.   Foreign currency translation

(a) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in the statement of comprehensive loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive loss on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

d.  Research and development costs

Expenditure on drug development activities is capitalized only if all of the following conditions are met:

•                  it is probable that the asset will create future economic benefits;

•                  the development costs can be measured reliably;

•                  technical feasibility of completing the intangible asset can be demonstrated;

•                  there is the intention to complete the asset and use or sell it;

•                  there is the ability to use or sell the asset; and

2.    Significant accounting policies, continued

•                  adequate technical, financial, and other resources to complete the development and to use or sell the asset are available.

These conditions are generally met when a filing is made for regulatory approval for commercial production.  Otherwise, costs on research activities are recognized as an expense in the period in which they are incurred.

At this time, the Group does not meet all conditions and therefore development costs are recorded as expense in the period in which the cost is incurred.

The Group’s preclinical studies and clinical trials have been performed utilizing third-party contract research organizations (“CROs”) and other vendors. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, duration of enrollment, percentage of work completed to date and contract milestones achieved. The Group monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and status meetings and review of contractual terms. Estimates are dependent on the timeliness and accuracy of data provided by the CROs and other vendors. In this event, the Group could record adjustments to research and development expenses in future periods when the actual activity levels become known.

e.   Intangible assets

Intangible assets acquired separately from a business are initially stated at cost, net of any amortization and any provision for impairment.  Where a finite useful life of the acquired intangible asset cannot be determined, the asset is not subject to amortization but is tested for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

f.   Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually in the second half of each fiscal year for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.  Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).  Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

g.   Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a) Financial assets, initial recognition and measurement

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.  The Group includes intercompany asset and investment accounts as financial assets. Transaction costs of financial assets carried at fair value reported in profits and loss (FVPL) are expensed in profit or loss.

The group’s financial assets include the intercompany receivable balance in the Company balance sheet.

b) Financial liabilities, initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings and warrants classified as liabilities. The Group includes intercompany liability accounts as financial liabilities.

2.    Significant accounting policies, continued

c) Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at amortized cost as the Group’s assets are held within a business model whose objective is to collect the contractual cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest.

h.   Financial assets and liabilities

Financial assets and financial liabilities are included in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents include bank balances, demand deposits, and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Financial liabilities and equity

The Group classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Group’s own equity instruments and is a non-derivative for which the Group is, or may be, obliged to deliver a variable number of the Group’s own equity instruments or a derivative that will, or may be, settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Trade payables and accrued liabilities

Trade payables and accrued liabilities are obligations to pay for goods or services that have been acquired in the ordinary course of business from or rendered by suppliers. All are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and accrued liabilities are initially measured at fair value, and, where applicable, are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received. Direct issuance costs are processed as a deduction on equity.

Derivative financial instruments

The Group does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

The Group has entered into various financing arrangements with its investors, including convertible loans. These convertible loans each include embedded financial derivative elements (being the right to acquire equity in the Group at a future date for a pre-determined price). Therefore, while the Group does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements. The Group has also entered into financing

2.    Significant accounting policies, continued

arrangements that include the issuance of warrants. These warrants may be considered derivative financial instruments based on the terms of the agreements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated statement of comprehensive loss, as the Group currently does not apply hedge accounting.

Impairment of financial assets

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  An expected credit losses model replaces the incurred loss impairment model used in IAS 39.

The accounting policy applied under IAS 39 in previous accounting periods is described below.

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

i.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency, or bankruptcy of the Group or the counterparty.

j.   Share-based payment transactions

The fair value of options and warrants granted to employees, Directors, and consultants is recognized as an expense, with a corresponding increase in equity, over the period in which the option and warrant holders become unconditionally entitled to the options and warrants unless incremental and directly attributable to an equity transaction in which case it is deducted from equity. The fair value of the options and warrants granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted.

k.     Financial income and expenses

Financial income comprises interest receivable on funds invested. Financial expenses comprise interest payable.

Interest income and interest payable are recognized in the statement of comprehensive loss as they accrue, using the effective interest method.

l.      Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:  the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.

2.    Significant accounting policies, continued

m.   Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares.  Basic EPS is calculated by dividing the profit or loss attributable to shares of the Company by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which comprise share options and warrants granted to employees and non-employees. Refer to Note 8 for calculation of EPS for all periods presented.

n.    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

o.   Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will, or may be, settled in the Company’s own equity instruments and is a non-derivative for which the Company is, or may be, obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

p.   Critical accounting estimates and judgments

In preparing the financial information, the Directors make judgments on how to apply the Group’s accounting policies and make estimates about the future. The critical judgments that have been made in arriving at the amounts recognized in the financial information and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year, are discussed below:

Acquisition and valuation of the iclaprim assets (Judgement and Estimate)

The Directors, on assessing if the acquisition of the Nuprim iclaprim assets was of a business or of a group of assets, considered:

•                  the identified elements of the acquired group;

•                  the capability of the acquired group to produce outputs; and

•                  the impact that any missing elements have on a market participant’s ability to produce outputs with the acquired group.

As the acquired group was not accompanied by any associated processes and because the acquired assets do not have planned principal activities, or a plan to produce outputs, the Directors considered the acquisition to be of a group of assets, not a business.

The Directors use their judgment to identify the separate intangible assets and then determine a fair value for each based upon the consideration paid, the nature of the asset, industry statistics, future potential, and other relevant factors. Asset acquisitions are measured based on their cost to the acquiring entity, which generally includes transaction costs. An asset’s acquisition cost or the consideration transferred by the acquiring entity is assumed to be equal to the fair value of the net assets acquired, unless contrary evidence exists. These fair values are tested for impairment annually, the assessment of which includes quantitative and qualitative factors, including projected future cash flow estimate. The projected future cash flows are also used to support the

2.    Significant accounting policies, continued

carrying value of the investment and intercompany receivable balances recognised on the Company’s Statement of Financial Position.

Research and development expenditures (Judgement)

Research and development expenditures are currently not capitalized because the criteria for capitalization are not met. At each balance sheet date, the Group estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Group does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Share based payments and fair value of warrants (Estimate)

The Directors have to make judgments when deciding on the variables to apply in arriving at an appropriate valuation of share based compensation and warrants, including appropriate factors for volatility, risk-free interest rate, and applicable future performance conditions and exercise patterns.

3.   Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

a.   Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, and if a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The credit risk on liquid funds is limited because cash balances are held with bank and financial institutions with credit-ratings assigned by international credit-rating agencies.  All deposits are held with banks that have a minimum S&P rating of A or A-3 for short term deposits.

At December 31, 2018, no current asset receivables were aged over three months.  No receivables were impaired.

b.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The principal risk to which the Group is exposed is liquidity risk. See discussion in Note 1 as it relates to the Group’s ability to continue as a going concern.

The Group has financed its operations to date using cash raised through the issuance of debt and equity. The Directors acknowledge that uncertainty remains over the ability of the Group to have the resources to fully support advancing iclaprim through regulatory approval and commercialisation in the United States and Europe. To fund these activities and maintain business operations, the Group will need additional funding which may come through public markets, private financing, and/or partnering opportunities.

The Group is heavily dependent on the public markets both in the United States and United Kingdom.  A downturn in the public markets, especially for biotech companies, may make it difficult for the Group to obtain sufficient funds on acceptable terms.  A delay obtaining additional funding could have a negative impact on the Group’s prospects for the commercialisation of iclaprim.

In the event that the Group does not have adequate capital to maintain or develop its business and repay debt obligations, additional capital may not be available to the Group on a timely basis, on favorable terms, or at all, which could have a material negative impact on the Group’s business and results of operations.

3.   Financial risk management, continued

Contractual maturities of financial liabilities:

		Between 1	Between 2
(in thousands)	< 1 year	and 2 years	and 5 years	Over 5 years	Total
At December 31, 2018	US $	US $	US $	US $	US $
Trade payables and accrued liabilities	7,207	—	—	—	7,207
Derivative liabilities	—	—	5,789	—	5,789
Term Loan and other non-current (Note 13)	4,655	5,642	5,133	—	15,430
	11,862	5,642	10,922	—	28,426

		Between 1	Between 2
(in thousands)	< 1 year	and 2 years	and 5 years	Over 5 years	Total
At December 31, 2017	US $	US $	US $	US $	US $
Trade payables and accrued liabilities	10,890	—	—	—	10,890
Payable on completion of clinical trial	500	—	—	—	500
Derivative liabilities	—	—	12,626	—	12,626
Term Loan and other non-current (Note 13)	—	4,700	10,730	—	15,430
	11,390	4,700	23,356	—	39,446

c.   Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed by minimizing the balance of foreign currencies to cover expected cash flows during periods where there is strengthening in the value of the foreign currency. The Group holds part of its cash resources in US dollars and British pounds sterling. The valuation of the cash fluctuates along with the US dollar/sterling exchange rate.  No hedging of this risk is undertaken.

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	December 31, 2018	December 31, 2017
(in thousands)	US $	US $
Sterling - Cash	491	462

The exchange rate between British Pound and the United States Dollar at December 31, 2018 and 2017 was 1.28 and 1.35, respectively. At December 31, 2018, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $12.3 million and its financing exposures on the Hercules loan, which had an initial interest rate of 10% tied to a margin above the U.S. prime rate. The interest rate at December 31, 2018 was 11%. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

d.   Capital risk management

The Directors define capital as the total equity of the Group. The Directors’ objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal structure to reduce the cost of capital. In order to maintain an optimal capital structure, the Directors may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares to reduce debt.

4.    Other income and expense items

This note provides a breakdown of the items included in other income, finance income, and costs and an analysis of expenses by nature for the years ended December 31, 2018, 2017 and 2016.

a.  Other income

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Gains on settlement of contract disputes	—	—	83

The gain on settlement of contract disputes for the year ended December 31, 2016 relates to a write off of a payable due to a consultant as a result of a settlement with him. This amount was written off in a settlement agreement.

b.  Breakdown of expenses by nature

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
General and administrative expenses
Employee benefits expenses, including share-based payments	3,062	2,779	1,445
Director, legal and professional fees	2,405	3,491	2,496
Investor and public relations advisory fees	1,180	1,283	648
Other expenses	988	989	323
	7,635	8,542	4,912

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Research and development costs
Employee benefits expenses, including share-based payments	1,153	1,469	678
Contract research organization expenses	—	22,066	30,446
Chemistry and manufacturing development and other non-clinical development	3,444	2,933	2,146
Other research and development costs (1)	6,391	3,007	1,525
	10,988	29,475	34,795

(1)         Other research and development costs incurred during 2018 were primarily comprised of regulatory and related preparatory activities for the iclaprim product candidate.

(in thousands)	2018	2017	2016
Auditors’ Remuneration	US $	US $	US $
Fees paid/payable to the company’s auditors and its associates for the audit of the parent company and consolidated financial statements	70	61	40
- Audit of the Group’s overseas filings	254	257	210
- Audit related assurance services	113	208	20
Advisory services in relation to F-1/A1 filings	—	—	601
	437	526	871

4.    Other income and expense items, continued

c.  Finance income and costs

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Finance income
Interest from financial assets	113	134	70
	113	134	70

Finance costs
Interest expense	(1,585)	(200)	(383)
Accretion of end of term payment	(174)	(22)	—
Amortization of deferred financing costs	(401)	(53)	—
	(2,160)	(275)	(383)
Net finance costs	(2,047)	(141)	(313)

5.  Employee numbers and costs

The monthly average number of persons employed by the Group (including Executive Directors but excluding Non-executive Directors) and key management personnel during the year, analyzed by category, was as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
Executive Directors	2	1	2
Key management personnel	5	7	4
Total(1)	7	8	6

(1)         The Company had no employees in 2018 and only one employee in 2017 and 2016.

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Short-term benefits:
Wages and salaries	3,040	2,288	1,528
Social security and other employer costs	234	252	67
Share-based payments(1)	941	1,120	120
	4,215	3,660	1,715

(1) The total share-based payments do not reflect the out-of-period adjustment recorded in 2017 (Note 15).

6.   Directors’ remuneration

	Salaries		Social	2018	2017	2016
	and fees	Bonuses	Security	Total	Total	Total
	US $	US $	US $	US $ (2)	US $	US $
Executive
Graham Lumsden(1)(7)	446,250	264,000	16,389	726,639	567,999	488,510
Jonathan Gold(2)(7)	612,500	250,000	19,017	881,517	194,004	114,094
Non-executive
Robert Bertoldi(3)(7)	125,000	—	9,563	134,563	134,563	137,783
Richard Morgan(4)	113,500	—	—	113,500	113,500	177,725
Charlotta Ginman(5)	69,680	—	—	69,680	67,279	57,475
Zaki Hosny	62,500	—	—	62,500	63,000	57,475
Mary Lake Polan	60,000	—	—	60,000	60,000	54,094
John Stakes(6)	—	—	—	—	—	30,869
Bruce Williams(4)	64,000	—	—	64,000	64,000	54,094
Craig T. Albanese	57,500	—	—	57,500	38,333	—
	1,610,930	514,000	44,969	2,169,899	1,302,678	1,172,119

(1)         Dr. Lumsden’s incentive bonus listed above includes the receipt of $50,000 in 2018 for achieving the operational milestones related to a supplemental bonus granted in the previous year.

(2)         The compensation listed above is for Mr. Gold’s services as Chief Financial Officer and Executive Director.   Mr. Gold assumed the executive role of Chief Financial Officer on February 2, 2017.

(3)         Effective July 16, 2018, Mr. Bertoldi resigned from the Board of Directors. Mr. Bertoldi continued to provide consultancy services under the terms of the consultancy agreement with Amphion Innovation plc until December 31, 2018.  The compensation listed above represents consideration paid to Mr. Bertoldi during the entire year.

(4)         Effective March 18, 2019, Richard Morgan resigned from the Board of Directors.  In addition, Bruce Williams was appointed interim Chairman.

(5)         Ms. Ginman’s compensation for 2018 was £52,195 or US$69,680 based on an average exchange rate of 1.335 for the period.

(6)         Mr. Stakes resigned from the Board of Directors effective July 1, 2016.

(7)         The compensation for Dr. Lumsden, Mr. Gold and Mr. Bertoldi exclude $8,100, $8,100 and $3,750 in employer provided 401k pension during 2018.

6.   Directors’ remuneration, continued

Directors of the Company have been granted rights to subscribe for shares in the Group as set out below.

				Exercise
	January 1,		December 31,	price	Grant	Expiry
	2018	Granted	2018	US $	date	date

Richard Morgan	73,215	—	73,215	$0.70	Jan 1, 2010	Jan 1, 2020
	6,179	—	6,179	$0.70	Jan 1, 2011	Jan 1, 2021
	502,950	—	502,950	0.14	Dec 4, 2014	Dec 4, 2024
	582,344	—	582,344

Craig T. Albanese	100,000	—	100,000	$0.44	May 4, 2017	May 4, 2027
	100,000	—	100,000

Robert Bertoldi	53,887	—	53,887	$0.70	Jan 1, 2010	Jan 1, 2020
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	305,362	—	305,362

Charlotta Ginman	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	Jan 1, 2010	Jan 1, 2020
	5,964	—	5,964	$0.70	Jan 1, 2011	Jan 1, 2021
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	—	1,000,000	1,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	330,941	1,000,000	1,330,941

Zaki Hosny	53,888	—	53,888	$0.70	Jun 18, 2009	Jun 18, 2019
	14,370	—	14,370	$0.70	Jan 1, 2010	Jan 1, 2020
	2,587	—	2,587	$0.70	Jan 1, 2011	Jan 1, 2021
	107,774	—	107,774	$0.14	Jan 30, 2013	Jan 30, 2023
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	May 25, 2013	May 25, 2023
	2,874,000	—	2,874,000	$0.14	Dec 4, 2014	Dec 4, 2024
	1,000,000	—	1,000,000	$0.33	Feb 7, 2017	Feb 7, 2027
	700,000	—	700,000	$0.33	Feb 7, 2017	Feb 7, 2027
	—	2,000,000	2,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	—	1,000,000	1,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	5,148,800	3,000,000	8,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	Jan 1, 2010	Jan 1, 2020
	5,461	—	5,461	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	323,971	—	323,971

Bruce Williams	67,252	—	67,252	$0.70	Jan 1, 2010	Jan 1, 2020
	28,740	—	28,740	$0.70	Jan 16, 2010	Jan 16, 2020
	71,850	—	71,850	$0.70	Nov 15, 2010	Jan 16, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	422,118	—	422,118

7.    Income tax expense

Recognized in the consolidated statement of comprehensive loss:

(in thousands)	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
Current tax expense	US $	US $	US $
U.K. corporation taxes	—	—	—
Overseas taxes	9	22	—
	9	22	—

The main rate of U.K. corporation tax was reduced from 21% to 19% from April 1, 2015 and has been reflected in these consolidated financial statements.

The tax expense recognized for the years ended December 31, 2018, 2017 and 2016 is lower than the standard rate of corporation tax in the U.K. of 19%.  The differences are reconciled below:

(in thousands)	2018	2017	2016
Reconciliation of effective tax rate:	US $	US $	US $
Loss on ordinary activities before taxation	(13,976)	(44,788)	(40,324)
U.K. Corporation tax at 19%	921	(1,571)	(450)
Overseas tax at higher rate	(3,953)	(7,669)	(12,955)
Effects of:
Unrecognized losses	(3,032)	(9,240)	(13,405)
Other adjustments-overseas taxes	9	22	—
Total tax charge	9	22	—

There is an unrecognized cumulative net deferred tax asset of US$1.3 million.  The net deferred tax asset relates to deferred tax on $4.8 million of a gain generated in the United Kingdom during the year ended December 31, 2018 offset by deferred tax on $12.2 million of cumulating historical losses.  The Group has $115.4 million of cumulative net operating losses (“NOLs”) generated in the United States as of December 31, 2018.  NOLs are subject to review and possible adjustment by taxing authorities in the United States and may become subject to an annual limitation, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities.

8.    Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  Diluted EPS is computed by dividing net income (loss) by the weighted average of all potentially diluted share of common stock that were outstanding during the periods presented.

The treasury stock method is used in the calculation of diluted EPS for potentially dilutive liability classified options and warrants, which assumes that any proceeds received from the exercise of in-the-money options and warrants, would be used to purchase common shares at the average market prices for the period.

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands, except share and per share data)	US $	US $	US $
Basic
Net loss	(13,985)	(44,810)	(40,324)
Basic weighted average shares in issue	284,530,534	231,530,091	116,558,191
Basic loss per share	(0.05)	(0.19)	(0.35)

Diluted
Net loss	(13,985)	(44,810)	(40,324)
Effect of dilutive securities: liability-classified warrants	(6,654)	—	—
Diluted net loss	(20,639)	(44,810)	(40,324)

Weighted average shares in issue - basic	284,530,534	231,530,091	116,558,191
Incremental dilutive shares from liability-classified warrants (treasury stock method)	2,601,154	—	—
Weighted average shares in issue - diluted	287,131,688	231,530,091	116,558,191
Diluted net loss	(0.07)	(0.19)	(0.35)

8.    Loss per share, continued

The following potentially dilutive securities outstanding at December 31, 2018, 2017 and 2016 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	2018	2017	2016
Warrants	12,878,944	49,399,947	5,726,364
Share options	18,387,038	17,065,534	6,810,357
	31,265,982	66,465,481	12,536,721

9.    Intangible assets (Group)

(in thousands)
As of December 31, 2016
Cost	6,196
Accumulated amortization and impairment	—
Net book amount at December 31, 2016	6,196
Additions	—
Amortization charge	—
Net book amount at December 31, 2017	6,196

As of December 31, 2017
Cost	6,196
Accumulated amortization and impairment	—
Net book amount at December 31, 2017	6,196
Additions	—
Amortization charge	—
Net book amount at December 31, 2018	6,196

The fair value of the assets acquired under the merger arrangement represent the aggregate estimated value of:

•                  11,318,439 ordinary shares in Motif Bio plc at the placing price of £0.20 per share;

•                  9,432,033 warrants at the placing price of £0.20 per ordinary share; and

•                  a milestone payment of US $0.5 million paid by Motif BioSciences Inc. to Acino Pharma AG in 2018 upon completion of the first Phase III trial.

The value of the warrants has been estimated using the Black Scholes option pricing model with appropriate factors for volatility and risk-free interest rate. The Directors considered the separable value of the active pharmaceutical ingredients and determined it did not constitute a material component of the fair value of the assets acquired. No discount was applied to the expected milestone payment of US $0.5 million as the liability was settled in full in 2018.

Details of the purchase consideration and amounts attributed to net assets acquired are as follows:

(in thousands)	US $
Purchase consideration:
Ordinary shares in Motif Bio plc	3,356
Warrants to subscribe for ordinary shares in Motif Bio plc	2,340
Total purchase consideration	5,696

Iclaprim assets	6,196
Milestone payment	(500)
Net assets acquired	5,696

As the IPR&D asset is not yet available for commercial use, no amortization has been charged to date.

The Group performs an impairment test over the indefinite lived asset on an annual basis or when a triggering event has occurred. The Group conducted its annual impairment test for iclaprim as of December 31, 2018. In performing the test, the Group developed a discounted cash flow model, which utilized assumptions including, but not limited to, probability of success, market size and related growth assumptions, market share and related growth assumptions, expected period of treatment, pricing, patent life, operating costs, and a discount rate reflective of market conditions and Company specific risk. The aforementioned discounted cash flow model and related assumptions took into account the conditions that existed as December 31, 2018 including inquiries and data requests that had been received from the U.S. Food & Drug Administration (“FDA”) as a part of the normal submission process related to the New Drug Application (“NDA”) for iclaprim.

9.    Intangible assets (Group), continued

The Group’s indefinite lived intangible asset passed the impairment test as the net present value of cash flows was in excess of the carrying value as of December 31, 2018, and therefore, there was no impairment to the indefinite lived intangible asset. In order to evaluate the sensitivity of its fair value calculations on the impairment test, the Company compared the carrying value of the asset to the fair value. As of December 31, 2018, the fair value of the indefinite lived intangible asset exceeded the carrying value with sufficient headroom.

Subsequent to December 31, 2018, the Group announced on February 14, 2019 the receipt of a Complete Response Letter (CRL) from the FDA regarding the NDA for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data is needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies and is scheduled to meet with the FDA on May 3, 2019. The Group evaluated these subsequent events and determined that they were non-adjusting to the statement of financial position as they were not knowable or expected as of December 31, 2018.  While Management believes the assumptions used in their impairment assessment are reasonable and there continues to have sufficient headroom even after taking into considerations the subsequent events identified, if the Group is unable to execute its strategies regarding the remediation effort or the ability to finance, it may be necessary to record an impairment charge in the future.

10.    Prepaid expenses and other receivables

	Group		Company
(in thousands) Amounts due within one year	Dec 31, 2018 US$	Dec 31, 2017 US$	Dec 31, 2018 US$	Dec 31, 2017 US$
Prepayments and other receivables	231	318	154	249
	231	318	154	249

The maximum exposure to credit risk at the end of each reporting period is the fair value of each class of receivables set out above. The Group held no collateral as security. The Directors estimate that the carrying value of receivables approximated their fair value.

11.    Cash and cash equivalents

	Group		Company
(in thousands)	Dec 31, 2018 US$	Dec 31, 2017 US$	Dec 31, 2018 US$	Dec 31, 2017 US$
Cash and cash equivalents at bank	12,279	22,651	560	629
	12,279	22,651	560	629

12.    Trade payables and accrued liabilities

	Group		Company
(in thousands) Amounts due within one year	12 months ended Dec 31, 2018 US$	12 months ended Dec 31, 2017 US$	12 months ended Dec 31, 2018 US$	12 months ended Dec 31, 2017 US$
Trade payables(1)	3,169	6,464	—	—
Accrued expenses — Contract research organization	74	1,294	—	—
Accrued expenses other(2)	3,964	3,008	176	—
Other Payable	—	124	—	159
	7,207	10,890	176	159

(1)         Trade payables include $2.3 million and $5.7 million billed by the Group’s contract research organization at December 31, 2018 and 2017, respectively.

(2)         Accrued expenses — Other include $2.4 million and $1.3 million in obligations for the manufacturing of the active pharmaceutical ingredient for iclaprim at December 31, 2018 and 2017, respectively.

The Directors estimate that the carrying value of trade and other payables approximated their fair value.  The amounts due to the Group’s contract research organization and third party contract manufacturers are due in 2019.

13.    Interest bearing loans and borrowings (Group)

	Dec 31, 2018	Dec 31, 2017
(in thousands)	US $	US $
Term loan, non-current	10,345	15,000
Unamortized deferred financing costs	(214)	(943)
Net non-current	10,131	14,057

Term loan, current portion	4,655	—
Unamortized deferred financing costs	(328)	—
Net current portion	4,327	—

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing. The milestones for the second tranche of $5.0 million were not achieved and is no longer available to the Group.

The terms include an initial interest-only period of 15 months; a 30-month capital and interest repayment period thereafter; an interest rate tied to a margin above the US prime rate, currently 11% as of December 31, 2018, and customary security over all assets of Motif BioSciences, Inc., except for intellectual property where there is a negative pledge. The Group is subject to customary covenants, including a restriction on the amount of the Group’s cash resources that can be held outside the United States to $0.8 million. Under the credit agreement, the Group issued Hercules warrants to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to US$1 million. In connection with the Hercules Loan Agreement closing, the Group incurred $0.5 million in fees and issued warrants with a fair value of approximately $0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity, or $0.4 million.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance. For the year ended December 31, 2018, the Group recognized total interest expense of $2.2 million, comprised of interest expense of $1.6 million, accretion expense related to the end-of-term payment of $0.2 million and amortization expense related to the deferred financing costs of $0.4 million. The Group believes and represents that it is in compliance with covenant requirements as of December 31, 2018 and as of the date that these financial statements are issued.

Subsequent to December 31, 2018, the Group announced that it amended the Hercules Loan Agreement, effective February 17, 2019. Pursuant to the amendment, the Group made an early repayment of $7 million and an additional repayment of $0.5 million on the earlier of 90 days (May 18, 2019), or receipt of funds from an equity raise of $2 million or greater.  The additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period from March 2019 to May 2019 on the remaining loan balance and waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, the Group entered into another amendment agreement that provided for one additional month of an interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended. The financial data included in the above table does not include the effect of these amendments.

14.  Warrants (Group and Company)

Warrant activity

The Group has issued warrants for services performed and in conjunction with various equity financings. The Group’s warrants represent ordinary shares or ADS and have either a Pounds Sterling or US Dollar exercise price. The ADS warrants are exercisable to purchase ADS’s, which each represent 20 ordinary shares. Depending on the terms of the warrant agreements, the ordinary share or ADS warrants are classified as either equity or a liability. Liability classified warrants are remeasured each reporting period, with changes in fair value recorded in the statements of comprehensive loss. The following is a summary of the Group’s warrant activity during the year ended December 31, 2018:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS	Ordinary shares	ADS
Outstanding as of January 1, 2018	22,672,867	1,336,354	£0.272	$8.08
Granted	—	—	—	$—
Exercised	(757,315)	—	£0.246	$—
Outstanding as of December 31, 2018	21,915,552	1,336,354	£0.273	$8.08

14.  Warrants (Group and Company), continued

The Group’s warrants outstanding and exercisable as of December 31, 2018 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	1,367,089	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,505,648	GBP £	0.322	November 23, 2021
ADS (2)(3)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	8,960,431	GBP £	0.20	April 2, 2025
ADS (2)(3)(4)	10,000	US $	7.26	July 31, 2022
ADS (2)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totalling 11,881,506 of ordinary shares are equity classified.

(2)         Warrants totalling 10,505,648 of ordinary shares and 1,336,354 of ADS are liability classified.

(3)         Each ADS represents 20 ordinary shares.

(4)         Warrant provides for purchase up to 60,000 ADSs, of which 10,000 ADSs were vested and exercisable as of December 31, 2018.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. offering of 2,438,491 ADS and 1,219,246 ADS warrants at a price of US $6.98 per ADS/Warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $3.8 million using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of $7.26 per ADS. The warrant vests 5,000 ADS at issuance, with the remaining 55,000 ADS vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. A total of 10,000 ADSs were vested as of December 31, 2018. Once vested, the warrant may be exercised on a cashless basis, and expires on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $0.1 million using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

August 1, 2017

Share price (US $)	7.26
Exercise price (US $)	7.26
Expected volatility	70%
Number of periods to exercise	5.0
Risk-free rate	1.80%
Expected dividends	—

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $0.4 million using the Black-Scholes model.

14.  Warrants (Group and Company), continued

At issuance, the following assumptions were used in the Black-Scholes model.

November 14, 2017

Share price (US $)	9.53
Exercise price (US $)	9.53
Expected volatility	72%
Number of periods to exercise	5.0
Risk-free rate	2.06%
Expected dividends	—

At December 31, 2018 and 2017, the liability classified ADS warrants had a fair value of US $3.8 million and $8.9 million using the following weighted-average assumptions in the Black-Scholes model:

	December 31, 2018	December 31, 2017

Share price (US $)	6.59	10.81
Exercise price (US $)	8.08	8.08
Expected volatility	75%	76%
Number of periods to exercise	2.98	3.97
Risk-free rate	2.46%	2.10%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016 the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of US $1.8 million using the Black-Scholes model.

At December 31, 2018 and 2017, the liability classified ordinary warrants had a fair value of US $2.0 million and $3.7 million using the Black-Scholes model and the following assumptions:

	December 31, 2018	December 31, 2017

Share price (GBP)	0.31	0.41
Exercise price (GBP)	0.322	0.322
Expected volatility	74%	76%
Number of periods to exercise	2.90	3.90
Risk-free rate	2.46%	2.09%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the years ended December 31, 2018 and 2017:

(in thousands)	Fair value
Liability classified warrants	US $

Balance at January 1, 2017	5,798
Issued during the year	529
Exercised during the year	(285)
Impact of foreign exchange	192
Loss from revaluation of derivative liabilities	6,392
Balance at December 31, 2017	12,626
Issued during the year	—
Exercised during the year	(84)
Impact of foreign exchange	(99)
Gain from revaluation of derivative liabilities	(6,654)
Balance at December 31, 2018	5,789

15.    Share based payments

Motif BioSciences Inc. issued options and warrants to employees, Directors, consultants, and note holders. As part of the merger between Motif Acquisition Sub, Inc. and Motif BioSciences Inc., described in Note 1, each outstanding share option granted by Motif BioSciences Inc. was assumed and converted by Motif Bio plc into options to subscribe for ordinary shares in Motif Bio plc. The number of share options and the exercise prices have been adjusted to reflect the reverse stock split in the capital of Motif BioSciences Inc. on March 13, 2015.

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and Directors. The share price used for the Plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015. The New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options. The exercise price for each option will be established at the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by the Group and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option. Options will be exercisable at such times or upon such events and subject to such terms, conditions and restrictions as determined by the Board on grant date. However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at January 1, 2017	15,563,182	0.37
Granted during the year	5,800,000	0.33
Forfeited during the year	(4,153,948)	0.53
Exercised during the year	(143,700)	0.14
Expired during the year	—	—
Outstanding at December 31, 2017	17,065,534	0.32
Granted during the year	5,050,000	0.49
Forfeited during the year	(2,656,116)	0.34
Cancelled during the year	(946,644)	0.56
Exercised during the year	(125,736)	0.14
Outstanding at December 31, 2018	18,387,038	0.34
Exercisable at December 31, 2018	12,360,958	0.30

The range of exercise prices of the options at December 31, 2018 was US $0.14 - $0.91.  The weighted remaining average contractual term of options outstanding at December 31, 2018 and 2017 was 6.7 years and 7.0 years, respectively.  The weighted average remaining contractual term of options exercisable at December 31, 2018 was 5.9 years.

The fair value of options granted have been valued using the Black-Scholes option pricing model. The weighted-average fair value of options granted during the year ended December 31, 2018 was $0.4 per option. Volatility is based on reported data from selected reasonably similar publicly traded companies for which the historical information is available. The Group does not have sufficient history to estimate the volatility of its share price. The weighted-average assumptions for option grants were as follows:

Year ended Dec 31, 2018

Share price (US $)	0.49
Exercise price (US $)	0.49
Expected volatility	77.34%
Term	10 years
Risk-free rate	2.87%
Expected dividends	—

15.    Share based payments, continued

The total expense recognized for the years arising from stock-based payments are as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
General and administrative expense	750	1,143	513
Research and development expense	191	565	—
Total share-based payment expense	941	1,708	513

During the preparation of the interim financial statements for the six months ended June 30, 2017, the Group identified and corrected a prior period error whereby stock based compensation expense was understated $1.2 million. The Group assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the period.  The Group concluded that the cumulative adjustment to correct the error should be recorded in the year ended December 31, 2017.  The out-of-period correction increased General and Administrative expense by $0.8 million and Research and Development expense by $0.4 million for the year ended December 31, 2017. None of these adjustments had an impact on the cash resources of the Group.

16.     Share capital (Company)

Allotted, called up and fully paid:	Number	US $
(in thousands, except share data)
In issue at December 31, 2016	195,741,528	2,728

Issued:
Ordinary shares of 1p each	143,700	2
Ordinary shares of 1p each	326,880	4
Ordinary shares of 1p each	66,666,667	847
Ordinary shares of 1p each	250,000	3
Ordinary shares of 1p each	390,353	5

In issue at December 31, 2017	263,519,128	3,589

Issued:
Ordinary shares of 1p each	757,315	9
Ordinary shares of 1p each	32,258,064	433
Ordinary shares of 1p each	125,736	1

In issue at December 31, 2018	296,660,243	4,032

In January 2017, 143,700 ordinary shares were issued upon the exercise of options.

In May 2017, 326,880 ordinary shares were issued upon the exercise of warrants.

In June 2017, Motif Bio plc issued 66,666,667 ordinary shares at a price of £0.30 per share.  The Company raised $24.6 million in gross proceeds and incurred $1.7 million of issuance costs in connection with this offering.  These issuance costs, which include placement fees, are recorded as a reduction in equity.

In July 2017, 250,000 ordinary shares were issued upon the exercise of warrants.

In November 2017, a total of 390,353 ordinary shares were issued upon the exercise of warrants.

During January through June of 2018, 757,315 ordinary shares were issued upon the exercise of warrants.

On May 17, 2018, the Group placed 32,258,064 new ordinary shares at £0.31 per share. The Company raised $13.4 million in gross proceeds and incurred $0.7 milling of issuance costs in connection with this offering.  These issuance costs, which include placement fees, are recorded as a reduction in equity.

In June 2018, 125,736 ordinary shares were issued upon the exercise of a stock option.

16.     Share capital (Company), continued

Share premium represents the excess over nominal value of the fair value consideration received for equity shares net of expenses of the share issue.

Retained deficit represents accumulated losses.

The group re-organization reserve arose when Motif Bio plc became the parent of the Group.  The transaction, falling as it does outside the scope of IFRS 3, has been accounted for as a group re-organization and not a business combination.  The re-organization reserve can be derived by calculating the difference between the nominal value of the shares in Motif Bio plc issued to the former shareholders in Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the merger.

17.    Financial assets and financial liabilities

The Group and Company hold the following financial instruments:

	Group	Company
	Financial assets	Financial assets
(in thousands)	at amortized cost	at amortized cost
Financial assets	US $	US $
2018
Prepaid expenses and other receivables	231	154
Due from affiliate	—	20,105
Cash and cash equivalents	12,279	560
	12,510	20,819
2017
Prepaid expenses and other receivables	318	249
Due from affiliate	—	47,733
Cash and cash equivalents	22,651	629
	22,969	48,611

	Group	Company
	Financial liabilities	Financial liabilities
(in thousands)	at amortized cost	at amortized cost
Financial liabilities	US $	US $
2018
Trade payables and accrued liabilities	7,207	174
Derivative liabilities	5,789	5,789
	12,996	5,963

2017
Trade and other payables	10,890	160
Payable on completion of clinical trial	500	—
Derivative liabilities	12,626	12,626
	24,016	12,786

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs. The Group’s derivative liabilities are measured at fair value using Level 1 or 2 inputs. See discussion in Note 14 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2017 to December 31, 2018. The Group determined that the book value of the Hercules Loan Agreement (Note 13) approximates its fair value as of December 31, 2018 due the proximity of the transaction date and the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the years ended December 31, 2018 or 2017.

There were no non-recurring fair value measurements for the years ended December 31, 2018 or 2017.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•                  Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

18.  Subsidiaries

				Method used
	Country of	Percentage	Percentage	to account for
Company name	incorporation	shareholding	voting power	investment
Motif BioSciences Inc.	Delaware, USA	100%	100%	Consolidation

The principal activity of Motif BioSciences, Inc. is proprietary drug discovery research and development. Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.

The Company’s $39.8 million increase in its investment in Motif BioSciences, Inc. is attributable to $0.8 million related to the Company’s share options that were granted to BioSciences, Inc. employees during the fiscal 2018 year and a reclassification of $39.0 million from Due from Affiliates related to the disbursement of cash from the Company to Motif Biosciences, Inc.   The Company currently considers such disbursement of cash to be an investment with no repayment obligation. This decision was made in 2018.  The Company completed an impairment assessment of the investment balance in connection with the assessment of its intangible asset.  The material assumptions were the same. Based on the results of the assessment, the Company determined that the investment balance was not impaired.  Refer to Note 9 to the financial statements for further detail.

19.    Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2018, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group, owned 8.51% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Richard Morgan and Robert Bertoldi were Directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

Advisory and Consultancy Agreement with Amphion Innovations US, Inc.

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is US$120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2018, 2017 and 2016 in accordance with the terms of the agreement. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement with Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was US $5,000 per month. On November 1, 2015, the consideration was increased to US $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving 90-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with and effective date of 1 January 2017. The Group paid Robert Bertoldi US $125,000 during the years ended December 31, 2018 and 2017 in accordance with the terms of the agreement. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement with Amphion Innovations US, Inc.

On September 1, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was US $15,500 per month. The agreement was for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The agreement was not extended past the initial term.  The Group paid US $170,500 and US $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Consultancy Agreement with Jonathan Gold

On April 13, 2016, we entered into a consultancy agreement with Jonathan Gold, a member of the Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of US $10,000 per month for strategic financial expert advice and guidance. The term of this agreement was six months, commencing January 1, 2016. The term of the agreement would automatically renew each month following the initial term, provided that each party provided its mutual agreement to renew in a signed writing, no later than 30 days prior to the expiration of the term. This agreement was not extended beyond the initial term and ended in 2017.

19.    Related party transactions, continued

On April 7, 2017, the Group entered into a new consultancy agreement with Mr. Gold. Under the terms of this agreement, Mr. Gold received a fixed fee of US $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30-days advance notice.  In connection with Mr. Gold assuming the executive role as Chief Financial Officer of February 2, 2018, this agreement was suspended as of December 31, 2017.  Refer to the Directory Remuneration Report for compensation details related to Mr. Gold’s role as Chief Financial Officer.

Intercompany Receivable (Company)

The Company had a net due from its wholly-owned subsidiary, Motif BioSciences, Inc., of US$20.2 million and $47.7 million at December 31, 2018 and 2017, respectively. The receivable is payable on demand and does not bear interest. The decrease in its receivable balance from Motif BioSciences, Inc. is attributable a reclassification from the due from to the investment account in Motif BioSciences, Inc.   The Company currently considers a disbursement of cash to support the operation of Motif BioSciences Inc. an investment with no repayment obligation. This decision was made in 2018.  The Company evaluated the receivable for recoverability, in connection with the assessment of its intangible asset.  The material assumptions were the same. Based on the results of the assessment, the Company determined that receivable balance was not impaired and there was no expected credit loss to recognize. Refer to Notes 9 and 18 to the financial statements for further detail.

20.    Subsequent events

On February 14, 2019, the Group announced the receipt of a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies.

On February 17, 2019, the Group announced it entered into an amendment agreement with its lender Hercules Capital, Inc. (Hercules) in relation to the Hercules Loan Agreement dated November 15, 2017.  Pursuant to the amendment, Motif BioSciences Inc. made an early repayment of $7 million and an additional repayment of $0.5 million on the earlier of 90 days (May 18, 2019) or receipt of funds from an equity raise of $2 million or greater. This additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period from March 2019 to May 2019 on the remaining loan balance and waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, the Group entered into another amendment agreement that provided for one additional month of an interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided Motif BioSciences, Inc. a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

On March 20, 2019, the Group announced FDA has granted the Company’s request for a Type A meeting to discuss the points raised in the Complete Response Letter received from the FDA related to the New Drug Application for iclaprim for the treatment of acute bacterial skin and skin structure infections.  The meeting is scheduled to take place on May 3, 2019.

On March 25, 2019, the Group raised $3.3 million of net proceeds, after deducting $0.3 million of issuance costs, from a placement in the United Kingdom of 45,000,000 new ordinary shares at £0.6 per share.